DC
No Act
P.E. 12-14-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07043139

January 29, 2007

Parth S. Munshi
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

Dear Mr. Munshi:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposals submitted to Coca-Cola by Mary F. Morse, Trustee. We also have received a letter from the proponent dated December 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

The Coca-Cola Company

Parth S. Munshi
Office of the Secretary

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2671

Rule 14a-8(i)(3)

December 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by Mary F. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by Mary F. Morse, Trustee (the "Proponent") from its proxy materials for its 2007 Annual Meeting of Shareowners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2007 proxy materials because it contains materially false or misleading statements and its implementation would cause the Company to violate the federal proxy rules

BACKGROUND

The Company received the Proponent's submission on November 3, 2006. A copy of the Proponent's letter is attached hereto as Exhibit A.

THE PROPOSAL

The Proposal reads:

"The remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials.

The Proposal is Excludable because it Contains Materially False or Misleading Statements in Violation of Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal or portions of the supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B dated September 15, 2004, the Staff clarified its stance on the application of Rule 14a-8(i)(3). While limiting the total number of grounds on which the Staff would consent to exclusion of shareholder proposals under Rule 14a-8(i)(3), the Staff noted that "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on Rule 14a-8(i)(3) and seek our concurrence with that determination." The Staff then reaffirmed several independent grounds that will be addressed below for which exclusion is allowed under Rule 14a-8(i)(3):

1. the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

2. statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

3. substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote; or

4. the company demonstrates objectively that a factual statement is materially false or misleading.

1. The Proposal is misleading because it is inherently vague and indefinite.

As reiterated in Staff Legal Bulletin 14B, omission under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has consistently applied this rationale to permit the exclusion of inherently vague and indefinite shareholder proposals in their entirety. *See, e.g.*, International Business Machines Corp. (Feb. 2, 2005) (permitting the exclusion of a proposal seeking to have officers' and directors' "pay reduced to the level prevailing in 1993" under Rule 14a-8(i)(3) as vague and indefinite); The Proctor & Gamble Co. (Oct. 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal).

Particularly applicable here is a January 23, 2003 General Electric Company no-action letter (the "GE Letter"). The proposal that was excluded in the GE Letter called for a cap on "salaries and benefits" of one million dollars for the company's officers and directors. The GE Letter was thus very similar to the Proposal at issue here which provides that "[t]he remuneration to any of the top five persons named in Management be limited to $500,000 per year, plus any nominal perks." In the GE Letter, the Staff consented to the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. The following successful arguments presented in the GE Letter are fully applicable to the instant Proposal:

> "The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. Significantly, the Proposal does not define the term "benefits." Are "benefits" limited to the value of medical, life, disability, and similar employee benefits, or does the term include all compensation other than salary, such as perquisites, stock options, and other awards? Are "benefits" to be measured for purposes of the $1 million cap by their cost to GE, or their value to the recipient . . . If stock options constitute "benefits,"

> how should they be valued -- by their Black-Scholes value, their spread, or some other formula? . . . [H]ow does the Proposal treat deferred compensation for purposes of the annual $1 million cap? Similarly, if stock options and other equity-based awards are included in the term "benefits," it is not clear when the value of such awards are to be counted for purposes of any annual cap: Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred?"

The Proponent here has not provided any guidance as to the meaning of "remuneration." In stating that nominal perks may be added to the $500,000 limitation, the Proposal leaves a strong negative implication that many other types of benefits and perks would have to be included in some form in the calculation of remuneration. However, the Proposal provides no guidance or insight as to what would be considered a nominal perk and how such additional benefits and perks which are not considered nominal are to be valued. Are medical, life and disability insurance considered nominal perks? Additionally, the Proposal implies that stock options, bonuses, SAR, etc. are within the $500,000 limit. However, the Proposal provides no guidance on how these should be valued. By merely substituting the vague term "remuneration" from the Proposal for the equally vague term "benefits" used in the GE Letter, it is clear the same uncertainties that caused the Staff to concur in the exclusion of the proposal in the GE Letter pervade this Proposal. Therefore, we believe that the Proposal is so inherently vague and misleading that it may be omitted from the Company's proxy materials for the Annual Meeting pursuant to Rule 14a-8(i)(3).

Additionally, the Proposal provides no guidance as to the individuals to whom the Proposal applies. In fact, the Proposal creates ambiguity as to the individuals covered by the Proposal. It states that the "remuneration of the top five persons named in Management" be limited to $500,000 per year. It also provides that the proposal does not affect any other personnel. However, the Proposal does not provided any guidance as to how the top five persons named in Management are to be determined. Are the top five in Management determined by reference to the named executive officers in the most recent proxy statement, by reference to seniority or by reference to some other method?

If the top five in Management are determined by reference to the named executive officers in the proxy statement, the Proposal is also false and misleading because in application it would have to apply to a much greater population than indicated. The Proposal states that it does not apply to any personnel other than the top five in Management. However, since the named executive officers, other than the principal executive officer and the principal financial officer, are determined by reference to total compensation, each executive officer would be subject to the remuneration limitation of the Proposal. In application of the Proposal, each executive officer who initially qualified as a named executive officer would have to have their remuneration limited to $500,000.

The effect of this would be to remove this person as a named executive officer since they would no longer be one of the three highest paid executives. The next person in line would then be a named executive officer and the same treatment would apply.

2. Portions of the supporting statement are misleading because they are irrelevant to the subject matter of the Proposal.

According to Staff Legal Bulletin 14B, omission under Rule 14a-8(i)(3) is appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. *See, e.g.*, Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting, and the use of a hover-craft in the context of a proposal to declassify the company's board); Knight-Ridder, Inc. (Dec. 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

A major portion of the supporting statement here addresses plurality voting. This statement is false and misleading within the meaning of Rule 14a-9 because it refers to a subject -- plurality voting -- that is completely unrelated to the topic of the actual Proposal -- management remuneration. Therefore, the entire portion of the supporting statement that refers to plurality voting may be excluded under Rule 14a-8(i)(3) because it is false and misleading. It is irrelevant to the subject matter of the Proposal and there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

Another portion of the supporting statement contains a discussion regarding how members of Management attained their positions. Again this statement is false and misleading within the meaning of Rule 14a-9 because it is completely unrelated to the subject matter of the Proposal.

3. Portions of the supporting statement are objectively false and misleading.

The supporting statement contains a discussion about plurality voting that is false and misleading in violation of Rule 14a-8(i)(3) because it implies that the Company's Directors are elected by a plurality vote.

In October 2006, the Company amended its By-Laws to provide that in uncontested elections, Directors must be elected by a majority of the votes cast. Therefore the entire discussion regarding plurality voting is excludable because it would result in the supporting statement being false or misleading in violation of Rule 14a-8(i)(3). The discussion is irrelevant to the subject matter of the Proposal and is factually inaccurate.

We note that in the past the Staff has permitted the exclusion of entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.,* The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); General Magic, Inc. (May 1, 2000). In a 2001 Legal Bulletin, the Staff stated that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (CF) (July 13, 2001). Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." Id. Therefore, because the Proposal would require "detailed and extensive editing," we believe that the entire Proposal and supporting statement may be excluded as false and misleading.

CONCLUSION

For all of the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

Exhibit A

THE COCA-COLA COMPANY
RECEIVED

NOV - 6 2006

SHAREOWNER AFFAIRS

Received

NOV 03 2006

Carol C. Hayes

Mary F. Morse Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary

The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Mary F. Morse, Tr.

Mary F. Morse tr

PROPOSAL

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Mary F. Morse, Tr.

Mary F Morse tr

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

RECEIVED

2006 DEC 27 AM 8:57

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 18. 2006

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: request for deletion

Ladies & Gentlemen:

I resent all claims that my Proposal contains false or misleading statements. This is a last ditch effort to ask for deletion, and should be ignored and denied because the writer, Parth S. Munshi has twice shown a male superior attitude to women by twice stating that "she" [as a proxy voter] would not be able to interpret my plainly written proposal. This is not a "typo" error, as is: "However, the Proposal does not provid<u>ed</u> ---" on page four, paragraph four.

Replies to claims as presented:

Page two: Par. 4 "Contains Materially False or Misleading Statements"---"is so vague or indefinite that ---". my Proposal is short and easily read, compared to the repeated statements in the presentation letter. It implies that Management itself is incapable of implementing the Proposal. If such is the case, more competent office help is needed.

Page three: [2] "impugns" is their interpretation. Nowhere do I make derogatory statements. The words used are informative only, to allow the voters to make an objective decision. No specific item is quoted that "impugns"{3} Substantial portions "irrelevant" to—that a reasonable shareholder—uncertain—on which **"she"** is voting. Again, no quoted of any irrelevant material. {4] "The company demonstrates objectively—" Once again, no quote of a false or misleading statement.

Page three: **1** "The Proposal is—vague and indefinite". First, we have an interpretation of "false", etc, now of "vague". How can one be so comprehensive and at the same time be unable to interpret ? Again, my Proposal is very concise and readable. It is not my duty to show how to implement, or provide guidance. If company's managers or directors create methods of remuneration, they should also be able to delete those necessary to comply with the Proposal.

Page 4: Paragraph two: "The Proponent here has not provided any guidance—": Paragraph three again a repeat. Next, Paragraph four "false and misleading" comment is imaginative, in that there are only five top Management required to show their remuneration and comply with my request.

Page five: **2** "Irrelevant" statements. My "statements" are informative only, in that shareowners need to know the process used to elect Directors, and the subsequent naming of Management and their remuneration determined by those same Directors, in order to allow an informed shareowner to make a proper decision. This paragraph contains the wording "a reasonable shareholder would be uncertain" "as to the matter on which **"she"** is voting. "Plurality" voting and its consequences are never explained "to allow an informed shareholder to make a decision". I have a right to explain the process. There are no continuous "false and misleading" claims that apply .to allow a deletion. The S.E.C.'s recent disclosure of rules for reporting as of January 07 specially mentions "excessive" compensation of Management. Morgan Stanley's CEO was just awarded a $40 million bonus. Does this not belong to the shareholders, and they are being excluded from say ?

Never ending Corporate requests to the S.E.C for conversation without including the Proponent Very inappropriate !

Note: This material prepared by my Husband, Robert,
as I neither type nor use a computer.

Sincerely, Mary F Morse Tr

Mary F. Morse, Trustee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

We are unable to concur in your view that Coca-Cola may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe Coca-Cola may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser